July 15, 2016

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 593 to the Registration Statement on
Form N-1A of BlackRock FundsSM (the “Trust”) relating to
BlackRock Tactical Opportunities Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 593 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Tactical Opportunities Fund (the “Fund”), formerly known as BlackRock Managed Volatility Portfolio.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on July 15, 2016.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 13, 2016 regarding the Trust’s Post-Effective Amendment No. 572 to its Registration Statement filed with the Commission on May 3, 2016 for the purpose of revising the Fund’s prospectuses and statement of additional information to: (i) change the name of the Fund from BlackRock Managed Volatility Portfolio to BlackRock Tactical Opportunities Fund;

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

July 15, 2016

(ii) change the Fund’s investment process; and (iii) remove a benchmark index against which the Fund compares its performance. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

In addition, as discussed with the Staff, we have deleted the last paragraph of “Fund Overview—Principal Investment Strategies of the Fund” which is consistent with the changes to the Fund’s investment process.

General

Comment 1: The Staff requests confirmation that the Fund will take the appropriate actions to update the Fund’s name on the EDGAR system in connection with the Fund’s name change.

Response: The Fund confirms that it will take the appropriate actions to update its name on the EDGAR system in connection with the Fund’s name change.

Prospectus: Fees and Expenses of the Fund

Comment 2: The Staff requests clarification on why Other Expenses for the Fund’s Investor B Shares as set forth in the Fee Table are higher than the Investor A, Investor C and Institutional Shares of the Fund.

Response: Other Expenses for the Fund’s Investor B Shares are higher than Other Expenses for Investor A, Investor C and Institutional Shares because of the lower level of assets under management for Investor B Shares as compared with these other share classes, so that the fees paid for these expenses are spread among a smaller number of shares.

Comment 3: The Staff requests confirmation that the contractual fee waivers that are listed in footnote 6 to the Fee Table in the Investor and Institutional Shares prospectus and footnote 3 to the Fee Table in each of the Service Shares prospectus and Class R Shares prospectus will be in place for at least one year from the effective date of the Fund’s Registration Statement.

Response: The Fund confirms that the contractual fee waivers that are listed in footnote 6 to the Fee Table in the Investor and Institutional Shares prospectus and footnote 3 to the Fee Table in each of the Service Shares prospectus and Class R Shares prospectus will be in place for at least one year from the effective date of the Fund’s Registration Statement.

July 15, 2016

Prospectus: Investment Process and Principal Investment Strategies of the Fund

Comment 4: The Staff requests that the Fund consider including additional disclosure on the Fund’s investment strategy with respect to allocating among asset classes.

Response: As stated in its prospectuses, the Fund will invest in varying percentages of its portfolio in three major categories: stocks, bonds and money market instruments. As also disclosed in the Fund’s prospectuses, the Fund has wide flexibility in the relative weightings given to each category and may shift Fund assets based upon changing market conditions. The Fund believes the level of disclosure is appropriate given the Fund’s flexibility in asset allocation.

Comment 5: The Staff notes that the Fund may invest in equity securities. The Staff requests that the Fund consider including additional disclosure on the types of equity securities in which the Fund intends to invest. The Staff also requests that the Fund consider including a summary of the Fund’s investment process as set forth under “Details About the Fund—How the Fund Invests—Investment Process” in “Fund Overview—Principal Investment Strategies of the Fund.”

Response: The Fund has wide flexibility in the types of equity securities in which it may invest. As stated in its prospectuses, with respect to its equity investments, the Fund may invest in common stock, preferred stock, securities convertible into common stock, non-convertible preferred stock and depositary receipts. In addition, the prospectuses state that the Fund may invest in securities of both U.S. and non-U.S. issuers without limit and may invest in securities of companies of any market capitalization.

In response to the Staff’s comment, the Fund has added the following to the section entitled “Fund Overview—Principal Investment Strategies of the Fund”:

“The Fund management team will tactically allocate to asset classes around the world that are deemed to offer attractive risk-adjusted returns. In selecting investments, the Fund management team will identify global macro opportunities and position the Fund using a combination of individual securities and derivatives.”

Comment 6: The Staff notes that the Fund may invest in fixed-income securities. The Staff requests that the Fund consider whether to include additional disclosure regarding the average maturity and portfolio duration of the fixed-income securities in which the Fund intends to invest.

Response: The Fund notes that the following is included in the section entitled “Details About the Fund—How the Fund Invests—Principal Investment Strategies,” which the Fund believes is an appropriate level of disclosure:

“The average portfolio duration of the fixed-income investments held by the Fund will vary based on the Fund management team’s forecast of interest rates and there are no limits regarding portfolio duration or average maturity.”

July 15, 2016

Prospectus: Principal Risks of Investing in the Fund

Comment 7: The Staff notes that the sections entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks—Principal Risks of Investing in the Fund” include “Concentration Risk.” If the Fund is, or expects to be, concentrated in the securities of issuers in a particular region, market, industry, group of industries, country, group of countries, sector or asset class, the Staff requests that the Fund consider including additional disclosure.

Response: In response to the Staff’s comment, the Fund has removed “Concentration Risk” from the sections entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks—Principal Risks of Investing in the Fund.”

Prospectus: Performance Information

Comment 8: The Staff notes that the Fund intends to remove the customized weighted index comprised of 50% MSCI All Country World Index and 50% Citigroup World Government Bond Index (hedged into USD), including its constituent components, as a performance benchmark against which the Fund measures its performance. The Staff requests that the Fund select a benchmark index in addition to, or other than, the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index. The Staff questions whether the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate benchmark for the Fund considering the fact that the Fund is not a risk-free investment. The Staff notes that it is permissible to continue using the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index as an additional benchmark index, although this additional benchmark index should not be listed prior to the primary benchmark against which the Fund measures its performance.

Response: Although the Fund believes that the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate broad-based index for use as its benchmark due to the flexible nature of the Fund’s multi-asset investment strategy and the Fund’s investment objective of seeking total return, in response to the Staff’s comment the Fund will show its performance against the MSCI All Country World Index, the Barclays U.S. 1-3 Year Treasury Bond Index, the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index, and a blended benchmark comprised of 25% MSCI All Country World Index and 75% Barclays U.S. 1-3 Year Treasury Bond Index. The Fund believes the blended benchmark is appropriate due to the Fund’s current expectation that the Fund’s risk profile and portfolio volatility will be comparable to those of the blended benchmark and has added the following to the section entitled “Fund Overview—Performance Information”:

“Fund management believes that the risk profile and volatility of this new blended benchmark comprised of 25% MSCI ACWI Index and 75% Barclays 1-3 Year T-Bond Index are comparable to those of the Fund.”

Prospectus: Management of the Fund

Comment 9: To the extent that the contractual fee waivers are in place for at least one year from the effective date of the Fund’s Registration Statement, the Staff requests that the Fund update the Registration Statement accordingly.

Response: The Fund confirms that references to the contractual fee waivers in the Registration Statement have been updated to January 31, 2018.

July 15, 2016

Comment 10: The Staff requests confirmation that BlackRock Advisors, LLC and the Fund have filed all documents required under Section 33 of the 1940 Act with the Commission.

Response: The Fund confirms that BlackRock Advisors, LLC and the Fund have filed all documents required under Section 33 of the 1940 Act with the Commission.

Statement of Additional Information—Investment Restrictions

Comment 11: The Staff notes that fundamental investment restrictions 10 and 12 with respect to commodity-related investments are similar and requests confirmation that such restrictions do not conflict.

Response: The Fund has reviewed fundamental investment restrictions 10 and 12 and confirms that they do not conflict and that the Fund will comply with both restrictions.

*  *  *  *  *  *  *  *  *  *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Benjamin Archibald

John A. MacKinnon